December 30, 2024

Troy Reisner
Chief Financial Officer
Phunware, Inc.
1002 West Avenue
Austin, Texas 78701

        Re: Phunware, Inc.
            Form 10-K for the Fiscal Year Ended December 31, 2023
            Form 10-Q for the Quarter Ended September 30, 2024
            Response dated December 18, 2024
            File No. 001-37862
Dear Troy Reisner:

        We have reviewed your December 18, 2024 response to our comment letter and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.
Unless we note otherwise, any references to prior comments are to comments in our
December 4, 2024 letter.

Quarterly Report on Form 10-Q
Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

1. We note your responses to prior comment 2 and 3. Because of your emphasis on the importance of AI technology to the growth of your business in the future, you should amend the "Overview" section in your September 30, 2024 to include the detail of your application of AI technology to your business as outlined in your supplemental responses.
 December 30, 2024
Page 2
Risk Factors, page 29

2. We note your response to prior comment 6. However based upon your furnished disclosures in the two October 16, 2024 Forms 8-K filed prior to your September 30,
       2024 Form 10-Q, which included a letter to shareholders and an investor presentation, both touting the development of your new generative AI-based strategy, we believe that a risk factor addressing the risks specific to your use of, and reliance upon, artificial intelligence technology in your September 30, 2024 Form 10-Q is appropriate. Please amend your Form 10-Q to include such a risk factor.

        Please contact Megan Masterson at 202-551-3407 or Kathleen Collins at 202-551-
3499 if you have questions regarding comments on the financial statements and related matters. Please contact Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Jeffrey McPhaul